September 4, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-3561
Attn: H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed August 31, 2009 File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 and as amended on August 31, 2009 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated September 3, 2009 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
General
1.	Comment. Where comments on one section or document apply to other disclosure or documents, please make related changes to all affected disclosure. This will eliminate the need for us to issue repetitive comments. References throughout this letter to “you” or “your” refer to Resolute Energy Corporation or Hicks Acquisition Company I, Inc., depending on the context.

Response. The Company acknowledges the Staff’s comment and has made all related changes to all affected disclosures in the Amendment.
Proposed Timing and Related Issues
2.	Comment. We note your response to prior comment 5. Please explain in additional detail the timing of and procedure for submitting filings that would need to be made with the Delaware Secretary of State, including the time it normally requires to process such filings and the effective date in each case.

September 4, 2009
Securities and Exchange Commission
Response. There are two filings that would need to be made with the Secretary of State of Delaware: (i) the Charter Amendment and (ii) the certificate of merger related to the transactions contemplated by the Acquisition Agreement.

The Charter Amendment will only be filed after both the Charter Amendment Proposal and the Acquisition Proposal are approved. We expect to file the Charter Amendment immediately after the Acquisition Proposal is approved. The Charter Amendment has already been pre-cleared for filing with the Secretary of State of Delaware and will become effective upon filing. HACI will request expedited filing treatment from the Secretary of the State of Delaware, which, as a practical matter, would allow the filing to be processed and effected by the Secretary of the State of Delaware within two hours of filing.

The certificate of merger will be filed between the date the Acquisition Proposal is approved and up to and including October 5, 2009, depending on when all other closing conditions are met. The certificate of merger will be also be pre-cleared for filing with the Secretary of State of Delaware and will become effective upon filing. HACI will request expedited filing treatment from the Secretary of the State of Delaware, which, as a practical matter, would allow the filing to be processed and effected by the Secretary of the State of Delaware within two hours of filing.

3.	Comment. We remind you of prior comment 6. Please respond in necessary detail to each portion of every comment that we issue. Provide us with clearly and precisely marked versions of (1) the amended disclosure and (2) each exhibit or other document that changes in response to staff comment. In your letter of response, provide explicit references to the precise page(s) in the marked version of the amendment where the changes appear in response to each comment.

Response. The Company acknowledges the Staff’s comment and has responded in necessary detail to each portion of every comment issued by the Staff, reflecting the amended disclosure and any changes to the exhibits or other documents provided in response to the Staff’s comment. In response to the Staff’s comment, the Company has sent the Staff precisely marked copies of the Amendment. In addition, the responses herein include references to precise pages in the marked version of the Amendment where changes appear in response to each of the Staff’s comments.

4.	Comment. As we discussed at length with Messrs. Levine and Deeken on September 1, 2009, please submit via EDGAR the precisely marked electronic versions of all changed documents. The additional detail that you provided in the paper versions will expedite our review if it is also available to us electronically.

Response. As requested by the Staff, the Company has submitted via EDGAR the precisely marked electronic versions of all changed documents.

5.	Comment. Notwithstanding prior comment 7, you still have not filed all the required exhibits. We will need sufficient time to see all remaining documents and may have

September 4, 2009
Securities and Exchange Commission
additional comments in that regard. Therefore, we urge you to promptly file all remaining exhibits so that you will have an opportunity to respond to any comments that we might issue after having had the chance to see them for the first time.

Response. All remaining required exhibits have been filed with the Amendment, including Exhibits 2.2, 4.1, 4.4, 10.19 and 10.20. With respect to Exhibit 2.2, related disclosure has been added to the Amendment at pages 1, 18, 91, 117 and 126.

6.	Comment. We note your responses to prior comments 8 and 45. Revise the new text at page 92 under “Prospective Financial Factors” to make clear that you disclose in that section all of the material projections provided, rather than disclosing only “some of the more material projections reviewed and analyzed.”

Response. The disclosure on page 103 of the Amendment has been revised in response to the Staff’s comment to clarify that “Below are the material projections reviewed and analyzed”.

7.	Comment. We note your responses to prior comments 10 and 24, including the new disclosure that appears at pages 46 and at pages 179-180. Provide updated disclosure in the forepart of the document, and make clear how any developments in that regard impact the condition that appears as the eighth bullet point on page 14.

Response. In response to the Staff’s comment, the Company has provided the updated disclosures and clarified how the developments, or lack thereof, impact the satisfaction of the condition as of the date of the filing of the Amendment, at pages 18, 54 and 192 of the Amendment.
Proxy Statement / Prospectus Cover Page
8.	Comment. As discussed further during the September 1, 2009, teleconference, please focus the cover page on the most salient information. For example, eliminate extraneous information, such as much of the text that appears in lines 8 through 10 of the first paragraph.

Response. In response to the Staff’s comment, we have revised the cover page to focus it on the most salient information. As requested by the Staff, we have also eliminated extraneous information on the cover page, including much of the text that appeared in lines 8 through 10 of the first paragraph. Please note that on the cover page we have retained the enhanced disclosure specifying that (i) a proposed amendment to the Charter to permit a business combination with an energy company is contrary to the current provisions of the Charter and the prospectus used in connection with the IPO, (ii) purchasers of HACI units in the IPO may have rescission rights, (iii) if the Acquisition is not consummated, no other business combination will be presented to HACI stockholders and (iv) HACI’s security holders may have several options with respect to each proposal (including providing details with respect to the timing within which their decisions must be made and the legal impact of abstaining, voting against a proposal or voting in favor

September 4, 2009
Securities and Exchange Commission
of the proposal). Such enhanced disclosure was specifically requested by the Staff to be included on the cover page of the prospectus in the Staff’s comment letter, dated August 24, 2009, in Comments 13 through 16.
9.	Comment. If you know that appraisal rights likely will not be available because the securities will be listed on a national securities exchange at the time of consummation, revise your disclosure accordingly. Conversely, if listing is unlikely, then provide a clearer discussion in that regard. We note the related disclosure at page 19.

Response. The Company believes, based on its analysis of the financial and distribution requirements for listing on the New York Stock Exchange, that it will be able to satisfy the listing criteria. However, while the Company has discussed listing with representatives of the New York Stock Exchange, the Exchange has not yet committed that listing will be available to the Company. Accordingly, while the Company believes listing is likely, the uncertainties associated with listing led the Company to insert the possibility of the appraisal remedy. In the Amendment, the Company has added disclosure on the cover page, a new Q&A at page 8, a new section describing the listing in the Summary at page 23 and additional disclosures on pages 116 and 249.

10.	Comment. As discussed with counsel, please revise the cover page and each of your documents at each place the board’s recommendation appears to state explicitly in equally prominent font that members have conflicts of interest in making the recommendation. Identify those with conflicts, and briefly identify the nature of the conflicts.

Response. In response to the Staff’s comment, we have revised the disclosure on the cover letter, the Notice and pages 25, 72, 85, 90, 91 and 105 to explicitly state that certain board members have potential conflicts of interests in making the recommendation. We have identified all potential conflicts of interests under the section entitled “The Acquisition — Potential Conflicts of Interests of HACI's Directors and Officers in the Acquisition” and have provided appropriate cross references to this section.

11.	Comment. Make changes to the discussion in the Notice and elsewhere regarding the proposed charter amendments comparable to those which you made to the cover page in response to prior comment 13.

Response. In response to the Staff’s comments, we have revised the disclosure in the Notice and on pages 1, 6, 28, 72, 81 and 105 to clarify that HACI is seeking to amend its amended and restated certificate of incorporation to permit a business combination with an entity engaged in the energy industry as its principal business despite the provisions in HACI’s charter prohibiting it from consummating a business combination with an entity engaged in the energy industry, as previously disclosed in the prospectus used to offer and sell HACI units in connection with the IPO.
Questions and Answers, page 1
12.	Comment. At appropriate places in the document, include cross references to the more detailed discussion of the conflicts of interest that you provide elsewhere, and add a new question and answer near the front of this section to identify the conflicts.

September 4, 2009
Securities and Exchange Commission
Response. In response to the Staff’s comments, we have included cross references on pages 26, 72, 85, 90, 91, 98 and 155 to the section entitled “The Acquisition — Potential Conflicts of Interests of HACI’s Directors and Officers in the Acquisition.” We have further added a new question and answer on page 4 under the caption “Do any of HACI’s directors or officers have interests that may conflict with my interests with respect to the Acquisition.”

13.	Comment. Where possible, please revise your document to be more precise and concise and to eliminate the excessive use of defined terms and vague references to “certain” matters or persons. For example, identify under “What will happen” the “certain” directors to whom you refer. Under “How will HACI’s directors and officers vote?” clarify whom the Initial Stockholders are, and provide a revised caption if appropriate.

Response. In response to the Staff’s comment, we have eliminated the use of certain defined terms including, “Initial Stockholders” on pages 3, 4 and 15, IPO on pages 2, 3, 5, 8, 9, 10 and defined terms relating to Resolute's credit facilities on page 3. Additionally, we have revised pages 5, 16, 102, and 155 to provide for more precise and concise language and eliminated the use of “certain” in many instances. We have also revised the question on page 7 to read “How will the Initial Stockholders vote?” and clarified that the Initial Stockholders consist of HH-HACI, L.P., William H. Cunningham, William A. Montgomery, Brian Mulroney and William F. Quinn. We have also clarified who the Initial Stockholders are on page 81.

14.	Comment. Prior to and as background for “Because the prospectus from the IPO,” please insert a new question and answer to address briefly how this deal is different from what was proposed and promised in the IPO prospectus.

Response. In response to the Staff’s comment, we have inserted a new question and answer on page 10 of the Amendment that briefly addresses how this transaction is different from what was proposed and promised in the IPO prospectus.
Summary, page 11
15.	Comment. We note your responses to prior comments 19 and 20. We also note the new disclosure under “Post-Acquisition Ownership Structure” at pages 25 to 26. To further clarify the proposed acquisition, provide three additional charts. The first chart should show the structure and security ownership as contemplated by the prospectus used in the IPO; the second should show what changes to the original structure and ownership have been or would be effected, including the earnout shares and the cancellation of founder shares and warrants; and the third should show the structure and ownership after giving effect to the items shown in the second chart.

Response. In response to the Staff’s comment, the requested additional tables have been added at pages 30 through 33 of the Amendment.

16.	Comment. For the second chart, explain what additional agreements or contracts resulted in the changes, and file all material agreements as exhibits.

September 4, 2009
Securities and Exchange Commission
Response. Other than the Acquisition Agreement, the only additional agreement that has resulted in the disclosed changes to HACI’s ownership structure as contemplated in the IPO prospectus is the termination of the obligation of Mr. Hicks to purchase the co-investment units. The entry into this termination agreement has been added to the introductory language accompanying the relevant tables appearing at pages 30 through 33 added in response to the Staff’s Comment 16. In addition, in response to the Staff’s comment, this termination agreement has been added as Exhibit 10.20 to the Amendment.
Conditions to Completion of the Acquisition, page 14
17.	Comment. We note your response to prior comments 21, 22, and 31. Disclose explicitly which if any conditions have been satisfied, and that any and all conditions are waivable. Also provide enhanced disclosure regarding whether the waiver of a given condition would be deemed material.

Response. In response to the Staff’s comment, the first sentence of this section has been revised at page 17 of the Amendment to read as follows:
     “A number of conditions must be satisfied, any and all of which may be waived in writing by the parties, before the proposed Acquisition can be consummated.”
In addition, the following language has been added to the end of this section at page 18 of the Amendment:
     “As of September 4, 2009, the following closing conditions have been satisfied: (i) the expiration of the waiting period under the Hart-Scott Rodino Act (which was inapplicable to the Acquisition) and (ii) Seller’s receipt of the legal opinion regarding the effectiveness of the Charter Amendment. All other closing conditions have not been satisfied as of September 4, 2009.
     While HACI may not currently be able to determine whether the waiver of any particular condition would be sufficiently material to warrant supplemental disclosure to stockholders and warrantholders, waiver of any of the following conditions may be deemed sufficiently material to require supplemental disclosure: (i) the absence of any applicable approvals, laws, injunctions, order or decrees restraining or prohibiting the consummation of the Acquisition, (ii) the absence of defaults with respect to any payment obligation or financial covenant under any material indebtedness of the Company or the Acquired Entities (unless covered by standstill or forbearance agreements), (iii) new or amended crude oil marketing arrangements not reasonably being expected to have a material adverse effect on the Company and the Acquired Entities, (iv) depending on the degree of variance and other factors in existence at the time, the amount being paid by HACI to Aneth being less than $275 million or (v) depending on the degree of variance and other factors in existence at the time, the failure of Seller to comply with required hedging arrangements. HACI contemplates that any such supplemental disclosure would be provided to stockholders and warrantholders a reasonable time prior to the applicable stockholder or warrantholder vote.”
18.	Comment. With regard to the required tax opinion that was the subject of prior comments 7 and 22, you indicate at page 246 only that you “expect[] to receive” the

September 4, 2009
Securities and Exchange Commission
opinion at or prior to closing. Moreover, the document that you filed as exhibit 8.1 does not satisfy prior comments 7 and 22. File an executed opinion of counsel as an exhibit even though the merger may be conditioned on the receipt of a favorable tax opinion at closing, and disclose that you undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. We also restate prior comment 27.
Response. The requested opinion has been filed as Exhibit 8.1 to the Amendment. Since the opinion has already been delivered, there is no potential recirculation issue associated with potential non-receipt of the opinion. Please note the opinion has been provided in accordance with the second alternative posed by the Staff in Comment 35. In addition, the tax risk factor on page 67 of the Amendment has been revised to address certain assumptions in such opinion. Conforming changes were also made on pages 24, 114, 258, 259 and 260 of the Amendment.
Interests of HACI’s Directors and Officers in the Acquisition, page 16
19.	Comment. Revise the caption to refer to their “conflicts” of interest. Expand the discussion to discuss the conflicts Mr. Quinn has with regard to the acquisition, as mentioned in related disclosure at page 86. Also, provide updated disclosure and fill in the blanks in this section.

Response. In response to the Staff’s comment, we have revised the caption on pages 19 and 104 to refer to “potential conflicts” of interests and have updated the cross references on pages 26, 102 and 155 accordingly. We have also updated the disclosures on pages 19 and 104 to include a discussion of Mr. Quinn’s son, William J. Quinn, and his relationship with Natural Gas Partners, a major equity holder of Resolute, and the fact that William J. Quinn is expected to serve on the Company’s board of directors after the Acquisition. We additionally filled in the blanks in this section.
Certain Other Interests, page 17
20.	Comment. Discuss in greater detail here or elsewhere why Citi agreed to an amended amount of $5.5 million. Also quantify the individual amounts paid to the listed advisors, and explain in necessary detail how the $2.0 million bonus pool works.

Response. The underwriters agreed to reduce their deferred fees from $17.4 million to $5.5 million to provide additional capital to HACI, which aided in facilitating HACI’s ability to enter into and consummate the transactions contemplated by the Acquisition Agreement. Moreover, Resolute requested a reduction in the amount of deferred fees as a condition to entering into the Acquisition Agreement. Appropriate disclosures have been added to pages 21 and 106 of the Amendment.

The individual amounts paid to the listed advisors, and more detail on how on the $2.0 million bonus pool works, have been added to pages 21 and 106 of the Amendment.

September 4, 2009
Securities and Exchange Commission
Recommendation to HACI Stockholders, page 22
21.	Comment. Revise to make clear here and at page 88 that in making its fairness determination and recommendation, members of the board have conflicts of interest. As to each recommendation and finding of fairness, revise to clarify whether the board is unanimous. In that regard, we note the different disclosure in the bold font recommendations at pages 80 (“Unanimously”) and 81 (silent).

Response. In response to the Staff’s comments, we have revised the disclosure on pages 19, 91 and 98 to make clear that HACI’s board of directors made its fairness determination and recommendation despite the potential conflicts of interest of certain board members. Additionally, we revised the cover letter, the Notices and pages 26, 72, 85, 90, 91, and 98 to clarify that each recommendation and finding of fairness was made by a majority of the board of directors and not unanimously.

We note the Staff’s comment regarding unanimous recommendations; however, the only recommendation which can be unanimously recommended by HACI’s board of directors is the Director Election Proposal. Because Mr. Quinn recused himself from all actions related to the Acquisition, the Director Election Proposal is the only proposal on which the board can make a unanimous recommendation. All other proposals were approved by a majority of HACI’s board of directors. Nevertheless, we deleted the unanimous language from the recommendation on page 80.
Risk Factors, page 34
22.	Comment. We note your response to prior comment 30. With a view toward enhanced disclosure, please identify for us any significant creditors that have not waived rights to the trust account funds and the total amounts potentially at issue.

Response. In response to the Staff’s comment, we revised the disclosure on page 59 to clarify that HACI is not aware of any significant creditors that have not waived their rights to the trust account.

23.	Comment. Break the new take or pay disclosure at page 36 into a new risk factor.

Response. In accordance with the Staff’s comment, a separate risk factor has been added to page 43 of the Amendment to separately address the take-or-pay contract provisions.
HACI may waive one or more of the conditions, page 53
24.	Comment. At an appropriate place in the document, disclose for each listed condition whether the board considers its waiver to be “sufficiently material to warrant resolicitation.” If there is no condition which rises to the level of resolicitation if waived, revise to make this clear.
Response. In response to the Staff’s comment, the following language has been added to the end of the risk factors at page 64 of the Amendment:
     “The waiver of any of the following conditions may be deemed sufficiently material to require supplemental disclosure to stockholders and warrantholders: (i) the absence of any applicable approvals, laws, injunctions, order or decrees restraining or prohibiting the consummation of the Acquisition, (ii) the absence of defaults with respect to any payment obligation or financial covenant under any material indebtedness of the Company or the Acquired Entities (unless covered by standstill or forbearance agreements), (iii) new or amended crude oil marketing arrangements not reasonably being expected to have a material adverse effect on

September 4, 2009
Securities and Exchange Commission
the Company and the Acquired Entities, (iv) depending on the degree of variance and other factors in existence at the time, the amount being paid by HACI to Aneth being less than $275 million or (v) depending on the degree of variance and other factors in existence at the time, the failure of Seller to comply with required hedging arrangements. HACI contemplates that any such supplemental disclosure would be provided to stockholders and warrantholders a reasonable time prior to the applicable stockholder or warrantholder vote.”
In addition, conforming revisions have been made to the last paragraph of the section entitled “The Acquisition — Conditions to Closing” appearing at the end of such section at page 125. See also response to Staff’s Comment 17.
The Charter Amendment Proposal, page 81
25.	Comment. Also include as an annex to the proxy statement/prospectus the opinion that was filed as exhibit 5.2, and make clear that you have included it as such. We note that counsel expressly consented to the inclusion of the opinion as an annex.

Response. In response to the Staff’s comment, we have included the Richards Layton opinion (Exhibit 5.2) as Annex H to the proxy statement/prospectus and its inclusion as Annex H is set forth on page 89.

26.	Comment. Provide in this section the text of Article X from the HACI charter in its entirety. Also include as an annex the entire HACI charter.

Response. In response to the Staff’s comment, we have included the text of Article X from HACI’s charter on page 89 and included HACI’s charter as Annex G to the proxy statement/prospectus.

27.	Comment. It appears that the parties agreed to the acquisition on August 2, 2009. Clarify here and in the “Background of the Acquisition” discussion the timing of the retention of counsel and the receipt of its opinion to disclose the engagement of counsel on July 26, 2009 and the receipt of its opinion on August 28, 2009.

Response. The disclosures on pages 88-90 and 97 of the Amendment have been revised in response to the Staff’s comment.

28.	Comment. Revise to explain further how the amendment to the charter will be filed prior to the presentation of the acquisition proposal to the special meeting.

Response. In response to the Staff’s comment, we have revised pages 6, 15 and 90 to clarify that the amendment to HACI’s charter will be filed only after the approval of the Charter Amendment Proposal and the Acquisition Proposal.
Background of the Acquisition, page 83
29.	Comment. Revise the seventh paragraph on page 85 to clarify who engaged Akin Gump.

September 4, 2009
Securities and Exchange Commission
Response. The disclosure on page 94 of the Amendment has been revised in response to the Staff’s comment to clarify HACI’s engagement of Akin Gump on June 26, 2009.

30.	Comment. Disclose in greater detail the “agreement in principle” reached on July 2, and clarify who conducted the principal negotiations on behalf of each interested party. In that regard, clarify Mr. Hicks’ role throughout the entire negotiation process.

Response. The disclosure on pages 94-95 of the Amendment has been revised in response to the Staff’s comment.

31.	Comment. Identify those who participated in the July 21 telephonic meeting, and explain in necessary detail what changes were made that resulted in the “more favorable” valuation. Clarify at page 87 who constituted “the independent directors of HACI, other than Mr. Quinn and Mr. Montgomery.”

Response. The disclosures on pages 95-96 and page 98 of the Amendment have been revised in response to the Staff’s comment.

32.	Comment. We note your responses to prior comments 37 and 38. But you do not appear to describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards provided to or received from the named entities, including Citi. Refer to Item 4(b) of Form S-4. See also the comments issued regarding Stephens, prior comments 40 to 49, and provide comparable disclosure as applicable.

Response. HACI considered the reports that it received from advisors that were materially related to the transaction. In particular, it concluded that the opinion of Stephens Inc. was one such report and noted that such report is summarized in the Registration Statement, as were the advice of Richards Layton and Resolute’s management presentation, each of which is summarized in the Registration Statement. HACI also concluded that the advice of Citi Global Markets Inc. was of particular importance, especially in the context of the July 21, 2009 renegotiation of transaction terms. Extensive disclosure has been added on pages 95-96 of the Amendment detailing how the advice presented by Citi helped influence the renegotiation of certain material transaction terms and how such advice aided HACI in structuring a transaction that would be appealing to warrantholders. Furthermore, additional disclosure on page 96 of the Amendment highlights how valuation advice provided by Citi led to revised transaction terms that were tied to valuation issues. HACI believes that, in light of the aforementioned increased disclosure, the Amendment currently describes in all necessary detail all reports, opinions or appraisals from outside advisors, written or oral, materially related to the Acquisition and provided to or received by the parties to the Acquisition or their board of directors.
HACI’s Board of Director’s Reasons, page 88
33.	Comment. If accurate, identify the opinions and advice the board received from its various advisors as “favorable” or “other” factors. Also, we reissue prior comment 39, insofar as the reference to “among” the potentially negative factors could suggest to the reader that the list is not complete.

Response. Additional disclosure has been added on page 101 of the Amendment in response to the Staff’s comment as the opinion of Stephens Inc. was a favorable factor.

In addition, in response to the second sentence of the Staff’s comment, we have deleted reference to “among” at page 101 of the Amendment to avoid any inference that the list is incomplete.
Opinion of Stephens, page 96
34.	Comment. We reissue prior comment 42; please revise the third paragraph to clarify accordingly. Also, to eliminate any inference that reliance may be limited to the board or that fairness is not addressed, eliminate the statement in the fourth paragraph that the opinion is “addressed to the board of directors,” and revise the text that was the subject of prior comment 48. We also reissue prior comment 49.

Response. With respect to the reissue of the Staff’s prior comment 42, whereby the Staff requests that we delete any suggestion that the reader must refer to the full text of the

September 4, 2009
Securities and Exchange Commission
opinion with reference to the third paragraph on page 96 of Amendment No. 1 to the Registration Statement, we submit that the language that the Staff objected to has been deleted. Below is a reproduction of that paragraph as (i) it appeared in Amendment No. 1 to the Registration Restatement (and as it currently appears in the Amendment) and (ii) it appeared in the original Registration Statement.
Current Language:
Stephens’ written opinion is addressed to the board of directors and is directed only to (i) the fairness to HACI and its stockholders from a financial point of view of the Acquisition Consideration to be paid by HACI and its stockholders in connection with the Acquisition and (ii) whether the fair market value of Resolute is at least 80% of the Initial Amount held in the trust account, and does not constitute a recommendation to any HACI stockholder as to how such stockholder should vote at the special meeting.
Original Registration Statement Language (with currently deleted portions in bold brackets):
[The full text of the written opinion of Stephens which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex E to this proxy statement/prospectus. HACI’s stockholders are urged to read the opinion in its entirety.] Stephens’ written opinion is addressed to the board of directors and is directed only to (i) fairness to HACI and its stockholders from a financial point of view of the Acquisition Consideration to be paid by HACI and its stockholders in connection with the Acquisition and (ii) whether the fair market value of Resolute is at least 80% of the Initial Amount held in the trust account, and does not constitute a recommendation to any HACI stockholder as to how such stockholder should vote at the special meeting. [The summary of the opinion of Stephens set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion.]
In response to the Staff’s prior comments 48 and 49, the disclosure on page 107 of the Amendment has been revised. However, please note that with respect to the reissuance of comment 49, the engagement letter between HACI and Stephens explicitly provides that the opinion may not be disclosed except in connection with stockholder communications. However, disclosure was added on page 113 of the Amendment that Stephens consented to the disclosure regarding its opinion set forth in the Amendment.
Material U.S. Federal Income Tax Consequences, page 245
35.	Comment. You must file the opinion of tax counsel and summarize its opinion in this section. In the alternative, you may file as an exhibit a short form opinion which confirms that the disclosure you provide in this section constitutes the opinion of named counsel.

September 4, 2009
Securities and Exchange Commission
Response. The requested opinion has been filed as Exhibit 8.1 to the Amendment. Please note the opinion has been provided in accordance with the second alternative posed by the Staff in Comment 35. In addition, the tax risk factor on page 67 of the Amendment has been revised to address certain assumptions in such opinion. Conforming changes were also made on pages 24, 114, 258, 259 and 260 of the Amendment.
Annexes and Exhibit Index
36.	Comment. Immediately prior to the annexes, please include an index or list of the annexes that you provide. Provide an updated and corrected list of exhibits which accurately identifies those documents that are in fact filed with the amendment and those which have been previously filed. Use footnotes or another means to identify where each such previously filed document may be found. In the current filing, for example, you suggest that exhibit 3.5 has been “filed herewith,” but it was not part of the EDGAR submission.

Response. In accordance with the Staff’s comment, the Company has provided the index immediately prior to the annexes in the Amendment, and the Company has provided an updated and corrected list of exhibits with the Amendment.
Exhibit 5.1
37.	Comment. Obtain and file an opinion of counsel that addresses whether the warrants are binding obligations of the Company.

Response. Opinion of counsel regarding the validity of securities has been revised to include an opinion that the warrants are enforceable obligations of the Company, and has been filed with the Amendment as a new Exhibit 5.1.
Supplemental Materials
38.	Comment. We refer you to prior comments 38, 39, and 45. Ensure that all material assumptions and projections have been disclosed. For example, it is unclear where all the various footnoted assumptions regarding earnout shares and management EBITD A guidance, as well as the cash flow forecasts, appear in the proxy statement / prospectus.

Response. HACI has considered the Staff’s comment and has confirmed the projections and related assumptions on pages 103 and 104 of the Amendment are all of the material projections that were relied upon by HACI’s board of directors. In addition, on page 95 of the Amendment, HACI has disclosed the role that the projections played in the July 21, 2009 renegotiations of certain material transaction terms, in particular with respect to EBITDA projections. Disclosure was also added on page 96 of the Amendment regarding how the presence of Company Earnout Shares was excluded in determining the pro forma ownership percentages of Resolute, after giving effect to the new valuation that was triggered by revised EBITDA projections. Although cash flow projections are not explicitly discussed, HACI believes the projections and related assumptions on pages 103 and 104 of the Amendment constitute all of the material projections relied upon by HACI’s board of directors.
Engineering Comments
Resolute’s Business, page 177
Aneth Unit, page 182
39.	Comment. You represent that you have been “...successful in reducing the decline rate [of oil production for the Aneth Unit] such that the average daily gross production from the Aneth Unit has remained relatively constant since the time of acquisition.” The

September 4, 2009
Securities and Exchange Commission
production history that you furnished to us indicates the Aneth Unit CO2 pilot’s production for the most recent 12 months — 190,375 BO — has declined from that for 2005 — 226,096 BO. Since 2005 was your first year of operation, it appears that your statement is not supported by the nominal 16% production decline exhibited by the pilot production over that period. Please provide us with technical justification for your statement or remove it from your document.
Response. The statement on page 182 of Amendment No. 1 to the Registration Statement “...successful in reducing the decline rate such that the average daily gross production from the Aneth Unit has remained relatively constant since the time of acquisition” referred to the Aneth Unit as a whole, not the CO2 pilot area, a relatively small component of the Aneth Unit. The production history provided to the Staff for the Aneth Unit as a whole shows that the average daily oil rate for the six months ending June 2009 was 2,959 barrels of oil, which is essentially flat relative to the December 2004 production of 2,932 and supports the statement made on page 182. We have clarified this distinction in correspondence with Mr. Winfrey and we believe he agrees with our position. To further clarify this disclosure, we have added the words “as a whole” after the words “Aneth Unit” on page 194 of the Amendment.

September 4, 2009
Securities and Exchange Commission
If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine, II at (303) 892-9400.
Sincerely,
/s/ James M. Piccone
James M. Piccone
President and General Counsel